U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2023

Commission File Number: 001-39137

AnPac Bio-Medical Science Co., Ltd.

801 Bixing Street, Bihu County

Lishui, Zhejiang Province 323006

The People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒   Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Entry Into Definitive Investment Agreements

In March 2023, AnPac Bio-Medical Science Co., Ltd. (the “Company”) signed definitive investment agreements (the “Investment Agreements”) with several current shareholders, whereby the investors agreed to purchase an aggregate of 16,666,665 newly issued Class A ordinary shares of the Company at a price of US$0.30 per ordinary share or US$6 per ADS (1:20 ADS-to-share ratio), for a total purchase price of $5 million. The closing is expected to take place later this month.

This Report on Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy any securities of the Company.

Other Events

On March 6, 2023, the Company issued a press release announcing the entry into the Investment Agreements. A copy of the press release issued by the Company in connection therewith is furnished herewith as Exhibit 99.1.

The information in this Current Report on Form 6-K, including Exhibit 99.1 attached hereto, are being furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act, regardless of any general incorporation language in such filing.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release dated March 6, 2023

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

AnPac Bio-Medical Science Co., Ltd.

By:	/s/ Haohan Xu
Name:	Haohan Xu
Title:	Co-Chief Executive Officer

Dated: March 6, 2023